UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42362

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Independent Director

The Board of Directors (the “Board”) of Star Fashion Culture Holdings Limited (the “Company”) received the resignation of GUNG Leut Ming from his positions as an independent director, the chairman of the Compensation Committee of the Company on March 31, 2026. GUNG Leut Ming was resigning for personal reasons and not as the result of any dispute or disagreement with the Company or the Board.

Appointment of Replacement Director

Effective March 31, 2026, the Board appointed Li, Ying as the independent director as well as the chairwoman of the Compensation Committee, a member of the Nominating and Corporate Governance Committee and Audit Committee. Li, Ying meets the Nasdaq Stock Market independence requirements.

Li, Ying has over 18 years of extensive experience in corporate management. From August 2007 to May 2016, Ms. Li served as the Office Director of the Dehua Chamber of Commerce in Xiamen; from June 2016 to December 2022, Ms. Li served as the Chinese Language Training Director at institutions such as the Hong Kong Panda Language Learning Centre; from 2022 to present, Ms. Li has served as the Vice Chairman of the Hong Kong Youth Innovation and Development Foundation; and from January 2023 to present, Ms. Li has served as the Deputy General Manager of the Hong Kong Applied Science and Technology Institute Limited. Ms. Li graduated from Chongqing University with a Bachelor of Management degree in Public Administration.

There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Li, Ying had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: March 31, 2026	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

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